Due to typing errors, note 26 “Segmented Information” of the Audited Notes to the Consolidated Financial Statements incorrectly disclosed the “Total assets” for the Retail segment as at October 31, 2022.  The amount should have correctly been disclosed as $241,394 (in thousands of Canadian dollars).  Note 8 “Intangible Assets and Goodwill” incorrectly disclosed the forecasted growth rates for each of the E-commerce cash generating units which has been updated as follows:

1.	Ecommerce retail revenue for the years after the first year are forecasted at a growth rate range of 5% to 6%.
2.	Grasscity revenue for the years after the first year are forecasted at a growth rate range of 3% to 5%.
3.	Smoke Cartel revenue for the years after the first year are forecasted at a growth rate range of 3% to 5%.
4.	FABCBD revenue for the years after the first year are forecasted at a growth rate range of 5% to 7%.
5.	Blessed CBD revenue for the years after the first year are forecasted at a growth rate range of 5% to 7%.
6.	Nuleaf revenue for the years after the first year are forecasted at a growth rate range of 6% to 7%.

All other numbers and totals remain unchanged.  High Tide Inc. does not consider these to be material errors; however, the Company is re-filling in the interest of full disclosure.

Consolidated Financial Statements

For the years ended October 31, 2022 and 2021

(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Consolidated Financial Statement
For the years ended October 31, 2022 and 2021

Consolidated Financial Statements for the years ended October 31, 2022 and 2021.

The accompanying audited consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of High Tide Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of High Tide Inc. (the Company) as of October 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended October 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as High Tide Inc.’s auditor since 2020.

Calgary, Canada

January 30, 2023

High Tide Inc.
Consolidated Statements of Financial Position
As at October 31, 2022 and 2021 (Stated - In thousands of Canadian dollars)

	Notes	2022	2021
		$	$

Assets
Current assets
Cash and cash equivalents		25,084	14,014
Marketable securities		195	860
Trade and other receivables	12	8,200	7,175
Inventory	10	23,414	17,042
Prepaid expenses and deposits	9	7,167	6,919
Current portion of notes receivable	11	-	277
Total current assets		64,060	46,287
Non-current assets
Notes receivable	11	-	2,720
Property and equipment	7	31,483	24,756
Net investment - lease	28	203	506
Right-of-use assets, net	28	30,519	27,985
Long term prepaid expenses and deposits	9	2,988	1,681
Intangible assets and goodwill	5,8	145,490	142,280
Total non-current assets		210,683	199,928
Total assets		274,743	246,215
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	26,887	18,532
Current portion of Notes payable	15	-	1,600
Interest bearing loans and borrowings	16	16,393	4,000
Current portion of convertible debentures	17	2,696	946
Current portion of lease liabilities	28	7,629	5,729
Current portion of derivative liability	13	6,336	9,980
Total current liabilities		59,941	40,787
Non-current liabilities
Notes payable	15	12,257	11,893
Convertible debentures	17	4,770	7,217
Lease liabilities	28	26,139	24,044
Derivative liability	13	-	1,693
Deferred tax liability	20	9,603	8,577
Total non-current liabilities		52,769	53,424
Total liabilities		112,710	94,211
Shareholders’ equity
Share capital	21	279,513	208,904
Warrants	23	15,497	10,724
Contributed surplus		23,051	15,162
Convertible debentures – equity		717	859
Accumulated other comprehensive loss		5,665	(648)
Accumulated deficit		(168,093)	(87,792)
Equity attributable to owners of the Company		156,350	147,209
Non-controlling interest	31	5,683	4,795
Total shareholders’ equity		162,033	152,004
Total liabilities and shareholders’ equity		274,743	246,215

5

High Tide Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars)

	Notes	2022	2021
		$	$

Revenue	6	356,852	181,123
Cost of sales		(255,900)	(117,140)
Gross profit		100,952	63,983
Expenses
Salaries, wages and benefits		(44,055)	(27,595)
Share-based compensation	22	(8,080)	(4,879)
General and administration		(25,973)	(15,327)
Professional fees		(4,920)	(3,023)
Advertising and promotion		(7,868)	(3,444)
Depreciation and amortization	7,8,28	(30,169)	(23,565)
Impairment loss	8,28	(48,681)	(2,733)
Interest and bank charges		(3,516)	(2,091)
Total expenses		(173,262)	(82,657)
Loss from operations		(72,310)	(18,674)
Other income (expenses)
Gain on disposal of assets		-	3,306
(Loss) Gain on extinguishment of financial liability	19	(418)	161
Loss on extinguishment of debenture	17	(354)	(588)
Gain on debt restructuring		-	1,145
Loss on revaluation of marketable securities		(489)	(547)
Finance and other costs	18	(10,379)	(13,042)
Gain (loss) on revaluation of derivative liability		10,497	(6,989)
Foreign exchange loss		(310)	(539)
Total other expenses		(1,453)	(17,093)
Loss before taxes		(73,763)	(35,767)
Income tax expense	20	(381)	(1,970)
Deferred income tax recovery	20	3,296	2,700
Net loss		(70,848)	(35,037)
Other comprehensive loss
Translation difference on foreign subsidiary		6,313	(161)
Total comprehensive loss		(64,535)	(35,198)

Net (loss) income attributable to:
Owners of the Company		(71,756)	(34,357)
Non-controlling interest	31	908	(680)
		(70,848)	(35,037)

Comprehensive (loss) income attributable to:
Owners of the Company		(63,412)	(35,878)
Non-controlling interest		(1,123)	680
		(64,535)	(35,198)
Loss per share
Basic and Diluted	24	(1.14)	(0.84)

Subsequent Events (Note 32)

6

High Tide Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	5	35,290	2,739	240	9,008	-	-	47,277	1,821	49,098
Acquisition - Smoke Cartel, Inc.	5	8,396	-	-	-	-	-	8,396	-	8,396
Acquisition - Fab Nutrition, LLC.	5	3,439	-	-	-	-	(3,722)	(283)	1,262	979
Acquisiton - DHC Supply LLC	5	7,767	-	-	-	-	-	7,767	-	7,767
Acquisition - 102 Saskatchewan	5	2,018	-	-	-	-	-	2,018	-	2,018
Acquisition - DankStop	5	5,013	-	-	-	-		5,013		5,013
Acquisition - Blessed CBD	5	4,432	-	-	-	-	(4,324)	108	864	972
Escrow Share Based consideration		9,670	-	-	-	-	(9,670)	-		-
Sale of controlling interest		-	-	-	-	-	-	-	(884)	(884)
Prepaid Interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Share-based compensation	22	-	-	4,879	-	-	-	4,879	-	4,879
Equity portion of convertible debentures		-	-	-	251	-	-	251	-	251
Exercise options	22	1,534	-	(332)	-	-	-	1,202	-	1,202
Warrants expired	23	-	(5,457)	5,457	-	-	-	-	-	-
Issued to pay fees in shares		467	-	-	-	-	-	467	-	467
Extension of convertible debenture		-	-	340	-	-	-	340	-	340
Conversion of convertible debentures		45,486	-	-	(10,365)	-	-	35,121	-	35,121
Warrants exercised	23	18,257	(2,110)	28	-	-	-	16,175	-	16,175
Cumulative translation adjustment		-	-	-	-	(161)	-	(161)	-	(161)
Shares and warrants issued through equity financing		38,566	7,617	-	-	-	-	46,183	-	46,183
Share issuance costs		(5,595)	2,139	-	-	-	-	(3,456)	-	(3,456)
Vesting of RSUs	22	154	-	(154)	-	-	-	-	(500)	(500)
Comprehensive loss for the period		-	-	-	-	-	(35,717)	(35,717)	680	(35,037)
Balance, October 31, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - FABCBD	5	313	-	-	-	-	-	313	-	313
Acquisition - NuLeaf	5	35,527	-	-	-	-	(8,326)	27,201	1,726	28,927
Acquisition - Budroom	5	3,738	-	-	-	-	-	3,738	-	3,738
Acquisition - Boreal Cannabis	5	2,203	-	-	-	-	-	2,203	-	2,203
Acquisition - Crossroads Cannabis	5	2,189	-	-	-	-	-	2,189	-	2,189
Acquisition - Choom	5	3,940		-				3,940		3,940
Issuance of shares through ATM	21	8,807	-	-	-	-	-	8,807	-	8,807
Issued to pay fees in shares	21	100	-	-	-	-	-	100	-	100
Share-based compensation	22	-	-	8,080	-	-	-	8,080	-	8,080
Equity portion of convertible debentures		-	-	-	(142)	-	-	(142)	-	(142)
Exercise options	22	526	-	(217)	-	-	-	309	-	309
Warrants expired	23	-	(273)	273	-	-	-	-	-	-
Warrants exercised	23	4,352	(6)	-	-	-	-	4,346	-	4,346
Share issuance costs	21	(974)	-	-	-	-	-	(974)	-	(974)
Vesting of RSUs	22	247	-	(247)	-	-	-	-	-	-
Issued warrants	21	-	5,052	-	-	-	-	5,052	-	5,052
Acquisition - Budheaven	5	1,986		-	-	-	-	1,986	-	1,986
Shares issued through equity financing	21	6,768	-	-	-	-	-	6,768	-	6,768
Escrow cancellation	21	(53)	-	-	-	-	-	(53)	-	(53)
Smoke Cartel Earnout	21	940	-	-	-	-	-	940	-	940
Partner distributions		-	-	-	-	-	-	-	(1,961)	(1,961)
Cumulative translation adjustment		-	-	-	-	6,313	-	6,313	-	6,313
Comprehensive (loss) income for the period		-	-	-	-	-	(71,975)	(71,975)	1,123	(70,848)
Balance, October 31, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033

7

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2022	2021
		$	$
Operating activities
Net loss		(70,848)	(35,037)
Adjustments for items not effecting cash and cash equivalents
Income tax recovery	20	(2,915)	(730)
Accretion expense	18	4,766	5,686
Fee for services and interest paid in shares and warrants	21	100	1,925
Depreciation and amortization	7,8,28	30,169	23,565
Gain on revaluation of derivative liability	5	(10,497)	6,989
Gain on disposal of assets		-	(3,306)
Loss on extinguishment of debenture	17	354	588
Debt restructuring gain		-	(1,145)
Impairment loss	8	48,681	2,733
Foreign exchange loss		310	539
Share-based compensation		8,080	4,879
Gain on extinguishment of financial liability	19	418	(161)
Loss on revaluation of marketable securities		489	547
		9,107	7,072
Changes in non-cash working capital
Trade and other receivables		(738)	(1,629)
Inventory		(2,865)	(5,501)
Loans receivable		(2,997)	(1,657)
Prepaid expenses and deposits		149	(2,011)
Accounts payable and accrued liabilities		1,839	901
Net cash provided by (used in) operating activities		4,495	(2,825)

Investing activities
Net additions of property and equipment	7	(7,759)	(10,563)
Net additions of intangible assets	8	(1,296)	(150)
Proceeds from sale of assets		-	2,455
Purchase of marketable securities		-	(507)
Business Combinations, net of cash acquired	5	463	(19,728)
Net cash used in investing activities		(8,592)	(28,493)

Financing activities
Repayment of finance lease obligations		-	(11)
Proceeds from convertible debentures net of issue costs	17	-	980
Proceeds from notes payable net of issue costs and repayment	15	25,827	4,000
Repayment of notes payable	15	(15,100)	(2,690)
Repayment of convertible debentures	17	(2,794)	(4,906)
Proceeds from equity financing	21,23	10,645	38,566
Interest paid on debentures and loans	18	(1,901)	(2,464)
Lease liability payments	28	(9,831)	(7,449)
Share issuance costs	21	(974)	(5,595)
Partner distributions	31	(1,961)	-
Proceeds from equity financing through ATM	21	8,807	-
Warrants exercised	23	2,140	16,175
Options exercised	22	309	1,202
Net cash provided by financing activities		15,167	37,808

Net increase in cash and cash equivalents		11,070	6,490
Cash and cash equivalents, beginning of period		14,014	7,524
Cash and cash equivalents, end of period		25,084	14,014

8

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-35.

2.   Basis of Preparation

A.	Statement of compliance

These consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 30, 2023.

On May 13, 2021, the Company completed a one-for-fifteen (1:15) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 690,834,719 to 46,055,653. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

The Company has prepared the financial statement on the basis that it will continue to operate as a going concern.

B.	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for liability warrants and certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.

C.	Currencies and Foreign Exchange

The Company’s consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

D.	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of

9

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

D.	Basis of consolidation (continued)

subsidiaries to bring their accounting policies into line with those used by the Company. Intra-group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	80%	U.S. Dollar
Halo Kushbar Retail LLC	100%	Canadian Dollar
Nuleaf Naturals LLC	80%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

A.	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, guaranteed investment certificates, and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Marketable securities

Marketable securities comprise of the Company’s investments in market equities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recognized in the consolidated statement of loss and other comprehensive loss. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from financial institutions. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Work-in-progress and finished goods that arise from the extraction process under NuLeaf include raw materials and manufacturing overheads. Manufacturing overheads such as labour and other manufacturing expenditures are allocated based on the normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such

10

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

items are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in the consolidated statement of loss and other comprehensive loss of the related year.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as assets under construction. When the asset is available for use, it is transferred from assets under construction to the appropriate category of property and equipment, and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	25 years
Production Equipment	Straight-line	7 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are measured initially at cost and consists of software, brand names, and licenses. Following initial recognition, intangible assets with a definite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any.  Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration using a relative fair value approach.

The useful lives of intangible assets are assessed as either finite or indefinite. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives.

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Intangible assets classified by the Company as having indefinite useful lives are comprised of brands from the ecommerce subsidiaries. The Company plans to use the brands for these different ecommerce entities indefinitely, as there is no foreseeable limit to the period over which the brands are expected to generate cash inflows for the Company. Furthermore, the Company will incur future expenditures to maintain these brands in order to maintain the standard of performance for each brand.

11

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects to measure the non-controlling interests in the acquiree at proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in transaction costs.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.

Goodwill

Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses. During the year the Company completed its annual impairment tests as of August 1, 2022, which were previously tested at year end.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a definite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.

Goodwill and intangible assets with indefinite useful lives are tested annually and when circumstances indicate that the carrying amount may be impaired.

For impairment testing assets, excluding goodwill, are grouped together into the smallest group of assets, cash generating units (“CGUs”), that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Testing goodwill for impairment is determined by assessing the recoverable amount for each group of CGUs to which the goodwill relates.

An impairment loss is recognized for the amount by which the CGU or group of CGUs carrying amount exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is the greater of its value in use and its fair value less costs of disposal (“FVLCD”). Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. The FVLCD is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss for property and equipment, intangible assets, and leases with a definite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Revenue recognition

Revenue recognition is based on a 5-step approach, under IFRS 15, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services and other revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

12

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

For performance obligations related to data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. The Company allocates the transaction price to the individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgment as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Merchandise sales

Revenue consists of sales to customers through the Company’s network of retail stores, ecommerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination).

Data Analytics revenue

The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges or refunds. In such cases revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Consignment and principal versus agent considerations

IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is a principal in a transaction if it controls the specified goods or services before they are transferred to the customer.

Drop shipment and principal versus agent considerations

In the merchandise sales transactions completed by some of the ecommerce platforms, the Company utilizes its drop shipment technology to complete the transaction. Drop-shipment allows for customers to make a purchase through the Company’s ecommerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds is the responsibility of the Company.

13

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Taxes

Tax expense is comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options and restricted share units (“RSU”), here-after referred to collectively as “options”, issued to directors, employees and consultants under the Company’s “Ominibus plan” are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where options are cancelled, it is treated as if the options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately.  However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.  Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted loss per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

14

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Chief Operating Decision Maker (“CODM”), the Company’s executive management, to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.

Leases

At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Right of use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.

Leases that are subleased to a third party are presented on the statement of financial position as a net investment lease. Upon entering into a sublease agreement, the Company immediately de-recognizes the related right of use asset and recognizes a net investment lease. Net investment leases are measured at cost, which includes the present value of the lease at the time of inception of the sublease. Any differences between the right of use asset and the net investment lease are recognized in the statement of consolidated loss and other comprehensive loss. Lease income related to the sublease is recognized in the consolidated statement of loss and comprehensive loss.

The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition.  Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.  Asset acquisitions do not give rise to goodwill.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

I.	Classification and Measurement

The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”)

Financial Instrument	IFRS 9 Classification
Cash and cash equivalents	Amortized cost
Marketable securities	Fair value through profit or loss
Trade and other receivables	Amortized cost
Notes receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost
Convertible debenture	Amortized cost
Derivative liability	Fair value through profit or loss
Contingent consideration	Fair value through profit or loss

15

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Financial assets

Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:

●	The Company’s cash and cash equivalents, trade and other receivables, and notes receivable are subsequently measured at amortized cost. These are assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
●	The Company’s securities are subsequently measured at fair value through consolidated statement of loss and other comprehensive loss.

Financial assets are subsequently measured at amortized cost.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●	The Company’s accounts payables and accrued liabilities are measured at amortized cost.
●	The Company’s convertible debenture and notes payable are subsequently measured at amortized cost using the effective interest method. Revaluation expense is recognized in the consolidated statement of loss and comprehensive loss.
●	The Company’s derivative liabilities and contingent consideration are subsequently measured at fair value with changes in fair value and interest expense recognized in the consolidated statement of loss and comprehensive loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss.

II.	Impairment of Financial Assets

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).

The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument (“lifetime ELCs”).

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

For those Canadian subsidiaries that did experience a decline in sales, the Company applied for the Canada Emergency Wage Subsidy, a government grant offered by the Canadian Government to assist Companies impacted by COVID-19.  During the year ended October 31,

16

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

2021, the Company received Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss. The Company did not receive any government grant during the year under review.

B.	Current accounting policy changes

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company applied the new framework as of November 1, 2021 to determine whether businesses acquired within the year met the definitions of a business, such that the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

New and amended standards and interpretations

The accounting standards listed below were effective for annual periods beginning on or after January 1, 2022, and are not applicable to the Company’s consolidated financial statements as of 31 October 2022:

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

These amendments had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use during the year under the review.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the consolidated financial statements of the Company as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the year.

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

These amendments had no impact on the consolidated financial statements of the Company as there were no modifications of the Company’s financial instruments during the year.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and

17

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

Prior to the application of the amendments, the Company had not identified any contracts as being onerous as the unavoidable costs under the contracts, which were the costs of fulfilling them, comprised only incremental costs directly related to the contracts.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

In January 2020 and October 2022, the Board issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for periods beginning on or after January 1, 2024. The amendments clarify:

• What is meant by a right to defer settlement;

• That a right to defer must exist at the end of the reporting period;

• That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Board decided that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period.

The amendments also clarify that the requirement for the right to exist at the end of the reporting period applies regardless of whether the lender tests for compliance at that date or at a later date.

Management expectations

IAS 1.75A has been added to clarify that the ‘classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period’. That is, management’s intention to settle in the short run does not impact the classification. This applies even if the settlement has occurred when the financial statements are authorized for issuance.

Meaning of the term ‘settlement’

The Board added two new paragraphs (paragraphs 76A and 76B) to IAS 1 to clarify what is meant by ‘settlement’ of a liability. The Board concluded that it was important to link the settlement of the liability with the outflow of resources of the entity.

Settlement by way of an entity’s own equity instruments is considered settlement for the purpose of classification of liabilities as current or non-current, with one exception.

In cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. Only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current.

While the amendment will impact the Company, the Company has elected not to be an early adopter.

4. Significant accounting judgement, estimates and assumptions

Use of significant estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

18

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Use of significant estimates

Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s trade receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Impairments

Cash generating units are defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the operation of the Company.

The recoverable amounts of a CGU and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to changes, as new information becomes available including information on the likelihood of obtaining future licences, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

19

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Derivative liability

Management applies judgement in determining the fair value of the derivative liability associated with warrants by applying assumptions and estimates using the Black-Scholes valuation model. These assumptions and estimates require a high degree of judgement and a change in these estimates may result in a material effect to the consolidated financial results.
Management applies judgement in determining the fair value of the derivative liability associated with the put obligations by applying assumptions and estimates using estimated future cashflows of the subsidiaries to determine the forecasted trailing 12-month EBITDA or revenue used in the fair value calculation of the put obligations related to the business combinations. These assumptions and estimates require a high degree of judgement and a change in these estimates may result in a material effect to the consolidated financial results.

A.	Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks and mortar retail sales and subsidiaries for ecommerce.

For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

Estimated useful lives of intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques.  The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost.  These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement.  Where an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made on and after the acquisition. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.

Consolidation

The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

20

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Contingencies

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events.

5.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A. NuLeaf Naturals, LLC Acquisition

Total consideration	$
Common shares	35,527
35,527
Purchase price allocation
Cash	564
Accounts receivable	216
Other receivables	21
Inventory	2,058
Prepaid expenses	305
Property, plant and equipment	4,190
Right of use asset	3,144
Intangible assets - software	211
Intangible assets - brand	10,168
Goodwill	28,622
Accounts payable and accrued liabilities	(6,140)
Lease liabilities	(2,984)
Deferred tax liability	(3,122)
Non-controlling interest	(1,726)
35,527

On November 29, 2021, the Company closed the acquisition of 80% of the outstanding common shares of NuLeaf Naturals LLC. (“NuLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of 4,429,809 common shares of High Tide, having an aggregate value of $35,527.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in NuLeaf not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a liability with the offset recorded as equity at its fair value at acquisition of $8,326 with an exercise date of May 29, 2023. For the year ended October 31, 2022, the Company recognized $5,652 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, NuLeaf accounted for $15,657 in revenues and $518 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,474 in revenues and a decrease of $797 in net loss for the year ended October 31, 2022. The Company also incurred $89 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

21

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B. Bud Room Inc. Acquisition

Total consideration	$
Common shares	3,738
Working Capital Adjustment	12
3,750
Purchase price allocation
Cash	63
Inventory	40
Prepaid expenses	31
Property and equipment	120
Right of use asset	200
Goodwill	3,707
Lease liability	(365)
Accounts payable and accrued liabilities	(46)
3,750

On February 9, 2022, the Company closed the acquisition of 100% of the outstanding common shares of Bud Room Inc. (“Bud Room”). Pursuant to the terms of the Arrangement, the consideration was comprised of 674,650 common shares of High Tide, having an aggregate value of $3,738 and working capital adjustment of $12, and acquired all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room’s retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management continues to refine its working capital. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Room accounted for $2,305 in revenues and $186 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $611 in revenues and a decrease of $23 in net loss for the year ended October 31, 2022. The Company also incurred $30 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

22

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

C. 2080791 Alberta Ltd. Acquisition

Total consideration	$
Cash	200
Common shares	2,203
2,403
Purchase price allocation
Cash	250
Inventory	182
Prepaid expenses	8
Property and equipment	161
Right of use asset	160
Goodwill	1,830
Accounts payable and accrued liabilities	(28)
Lease liability	(160)
2,403

On April 21, 2022, the Company closed the acquisition of 100% of the outstanding common shares of 2080791 Alberta Ltd. operating as Boreal Cannabis Company (“Boreal”) which operates two retail cannabis stores in Alberta. Pursuant to the terms of the Arrangement, the consideration was comprised of $200 in cash and 443,301 common shares of High Tide, having an aggregate value of $2,203.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management continues to refine its working capital. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Boreal accounted for $1,873 in revenues and $162 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $1,861 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

23

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

D. Crossroads Cannabis Acquisition

Total consideration	$
Common shares	2,189
2,189
Purchase price allocation
Cash	3
Inventory	284
Property and equipment	606
Right of use assets	751
Goodwill	1,296
Lease liabilities	(751)
2,189

On April 26, 2022, the Company closed the acquisition of three retail cannabis stores in Ontario operating as Crossroads Cannabis (“Crossroads”). Pursuant to the terms of the Arrangement, the consideration was comprised of 378,079 common shares of High Tide, having an aggregate value of $1,777. On May 17, the Company closed the acquisition of an additional retail cannabis store operating as Crossroads Cannabis, the consideration was comprised of 138,656 common shares of High Tide having an aggregate value of $412.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management continues to refine its working capital. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Crossroads accounted for $3,505 in revenues and $87 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $3,076 in revenues and a decrease of $132 in net loss for the year ended October 31, 2022. The Company also incurred $44 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

24

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

E. Ontario Lottery Winner Acquisition

Total consideration	$
Cash	176
Loan Receivable - Settlement	3,463
3,639
Purchase price allocation
Cash and cash equivalents	12
Inventory	426
Prepaid Expenses	2
Property and equipment	512
Goodwill	2,687
3,639

On May 10, 2022, the Company closed the acquisition of two Ontario Lottery Winner retail cannabis locations. On August 2, 2022, the Company completed its asset acquisition of the third store of the Ontario Lottery Winner retail cannabis location. Pursuant to the terms of the Arrangement, the consideration was comprised of $176 in cash and settlement of a $3,463 Notes Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Ontario Lottery Winner accounted for $4,254 in revenues and $55 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $6,427 in revenues and an increase of $152 in net loss for the year ended October 31, 2022. The Company also incurred $62 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

25

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

F. Bud Heaven Acquisition

Total consideration	$
Cash True-up Payable	992
Common Shares	1,986
2,978
Purchase price allocation
Cash	41
Inventory	102
Trade and other receivables	13
Prepaid Expenses	37
Property and equipment	240
Right-of-use-assets	250
Goodwill	2,657
Accounts payable and accrued liabilities	(112)
Lease Liabilities	(250)
2,978

On June 1, 2022, the Company acquired all of the issued and outstanding shares of Livonit Foods Inc. operating as Bud Heaven (“Bud Heaven”) which operates two retail cannabis stores in Ontario. The consideration was comprised of 564,092 Common Shares, having an aggregate value of $1,986 and cash of $992.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Bud Heaven accounted for $1,977 in revenues and $258 in net income If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,170 in revenues and a decrease of $419 in net loss for the year ended October 31, 2022. The Company also incurred $9 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

26

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

G. Kensington Acquisition

Total consideration	$
Cash	160
Loan Receivable - Settlement	523
683
Purchase price allocation
Cash	3
Inventory	21
Property and equipment	185
Goodwill	474
683

On June 4, 2022, the Company purchased a retail cannabis store location in Alberta (previously a franchisee). The consideration was comprised of $160 in cash and settlement of a $523 Notes Receivable.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Kensington accounted for $436 in revenues and $23 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $447 in revenues and an increase of $156 in net loss for the year ended October 31, 2022. The Company also incurred $7 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

27

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

H. Halo Kushbar Acquisition

Total consideration	$
Note Receivable - Settled	810
Working Capital Adjustment	109
919
Purchase price allocation
Cash	160
Trade and other receivables	37
Inventory	205
Prepaid Expenses	14
Property and equipment	530
Right-of-use assets	718
Accounts payable and accrued liabilities	(27)
Lease liabilities	(718)
919

On July 15, 2022, The Company took control of the shares of Halo Kushbar Retail Inc (“Halo Kushbar”), which owns three operating cannabis retail stores in Alberta.  The consideration received was the settlement of a convertible promissory note that was revalued to a principal amount of $810 (the “Note”) and working capital adjustment of $109.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation. For the year ended October 31, 2022, Halo Kushbar accounted for $1,164 in revenues and $42 in net income. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $2,213 in revenues and an increase of $10 in net loss for the year ended October 31, 2022. The Company also incurred $16 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

28

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

I. Choom Acquisition

Total consideration	$
Cash	100
Common Shares	3,940
4,040
Purchase price allocation
Inventory	190
Property and equipment	962
Right-of-use assets	2,520
Goodwill	2,861
Intangible Asset - Business Licenses Rights	27
Lease liabilities	(2,520)
4,040

On August 2, 2022, the Company closed the acquisition of assets of Choom stores located in Alberta and British Columbia. On August 25, 2022, the Company closed the acquisition of assets of a Choom store located in Ontario. The consideration was comprised of 2,147,023 common shares of the Company having an aggregate value of $3,940 and $100 cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital, property plant and equipment, right of use assets, lease liabilities, identifiable intangible assets and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the year ended October 31, 2022, Choom accounted for $2,443 in revenues and $132 in net loss. If the acquisition had been completed on November 1, 2021, the Company estimates it would have recorded an increase of $5,429 in revenues and a decrease of $659 in net loss for the year ended October 31, 2022. The Company also incurred $40 in transaction costs for the year ended October 31, 2022, which have been expensed to finance and other costs during the period.

29

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

J.	Meta Growth Corp. Acquisition (Prior year)

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	262
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	30,900
Right of use asset	12,490
Goodwill	32,247
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(1,933)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares pre-consolidation (13,070,907 post-consolidation shares), resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Meta Growth accounted for $63,016 in revenues and $11,451 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the year ended October 31, 2021. The Company also incurred $1,359 in transaction costs, which have been expensed to finance and other costs during the period.

30

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

K.	Smoke Cartel, Inc. Acquisition (Prior year)

Total consideration	$
Cash	2,512
Common shares	8,396
Contingent consideration	1,319
12,227
Purchase price allocation
Cash and cash equivalents	1,680
Intangible assets - Brand	3,820
Intangible assets - Software	7,217
Goodwill	2,594
Accounts payable and accrued liabilities	(1,093)
Deferred tax liability	(1,991)
12,227

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide pre-consolidation (636,050 post-consolidation shares), having an aggregate value of $8,396; (ii) $2,512 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration of $1,319 was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenues of the Company. During the year 2021, the Company finalized the future obligation owed and recorded a loss on the contingent consideration of $1,671 through profits and loss. For the year ended October 31, 2022, the Company recognized $2,088 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

During the year ended October 31, 2022, the Company settled the contingent consideration obligation by issuing 500,000 shares valued at $940.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of working capital, identifiable intangible assets, and the allocation of goodwill. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Smoke Cartel accounted for $7,535 in revenues and $52 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $5,846 in revenues and a decrease of $743 in net loss for the year ended October 31, 2021. The Company also incurred $97 in transaction costs, which have been expensed to finance and other costs during the period.

31

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

L.	2686068 Ontario Inc. Acquisition (Prior year)

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	5,627
Right of use asset	1,148
Goodwill	1,611
Lease liability	(1,148)
Accounts payable and accrued liabilities	(164)
Deferred tax liability	(1,491)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. For the year ended October 31, 2021, 2686068 accounted for $1,117 in revenues and $1,407 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the year ended October 31, 2021.

32

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

M.	Fab Nutrition, LLC Acquisition (Prior year)

Total consideration	$
Cash	15,193
Common Shares	3,752
18,945
Purchase price allocation
Cash	642
Accounts receivable	125
Inventory	403
Property and equipment	22
Intangible assets - brand	7,801
Goodwill	13,897
Accounts payable and accrued liabilities	(552)
Deferred tax liability	(2,131)
Non-controlling interest	(1,262)
18,945

On May 10, 2021, the Company closed the acquisition of 80% of the outstanding common shares of Fab Nutrition, LLC. (“FABCBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $15,193 in cash; and (ii) 6,151,915 pre-consolidation common shares of High Tide (410,128 post-consolidation), having an aggregate value of $3,752.

In connection with the acquisition agreement, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the minority shareholder of FABCBD. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $3,722. For the year ended October 31, 2022, the Company recognized $1,874 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management has gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management has finalized its purchase price allocation for the fair value of the working capital, property plant and equipment, intangible assets, allocation of goodwill and non-controlling interests. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, FABCBD accounted for $4,746 in revenues and $640 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,790 in revenues and a decrease of $306 in net loss for the year ended October 31, 2021. The Company also incurred $872 in transaction costs, which have been expensed to finance and other costs during the period.

33

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

N.	DHC Supply LLC Acquisition (Prior year)

Total consideration	$
Cash	4,045
Common Shares	7,767
11,812
Purchase price allocation
Cash	1,054
Trade and other receivables	66
Inventory	1,270
Prepaid expenses	18
Property and equipment	10
Intangible assets - brand	2,671
Goodwill	8,201
Right of use asset	592
Lease liability	(592)
Accounts payable and accrued liabilities	(1,478)
11,812

On July 6, 2021, the Company closed the acquisition of 100% of the outstanding common shares of DHC Supply LLC. (“DHC”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 839,820 post-consolidation commons shares of High Tide (12,597,300 pre-consolidation), having an aggregate value of $7,767; (ii) $4,045 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management has gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of the working capital, PPE, right of use asset, lease liability, intangible assets and the allocation of goodwill. For the year ended October 31, 2022, DHC accounted for $3,399 in revenues and $14 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,513 in revenues and an increase of $301 in net loss for the year ended October 31, 2021.

34

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

O.	102105699 Saskatchewan Ltd. Acquisition (Prior year)

Total consideration	$
Cash	698
Common Shares	2,018
2,716
Purchase price allocation
Cash	7
Trade and other receivables	7
Inventory	46
Prepaid expenses	55
Property and equipment	136
Intangible assets - license	879
Goodwill	1,966
Right of use asset	691
Lease liability	(691)
Accounts payable and accrued liabilities	(143)
Deferred tax liability	(237)
2,716

On August 6, 2021 the Company closed the acquisition of 100% of the issued and outstanding common shares of 10210569 Saskatchewan Ltd. (“OneLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 254,518 post-consolidation common shares of High Tide, having an aggregate value of $2,018; and (ii) $698 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management has gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management has finalized its purchase price allocation for the fair value of the working capital, property,plant and equipment, right of use asset, lease liability, intangible assets and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, OneLeaf accounted for $90 in revenues and $83 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $254 in revenues and an increase of $72 in net loss for the year ended October 31, 2021.

35

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

P.	DS Distribution Acquisition (Prior year)

Total consideration	$
Common Shares	5,013
5,013
Purchase price allocation
Cash	115
Inventory	160
Prepaid expenses	158
Property and equipment	69
Intangible assets - brand	1,375
Goodwill	4,384
Right of use asset	299
Lease liability	(299)
Accounts payable and accrued liabilities	(863)
Deferred tax liability	(385)
5,013

On August 12, 2021 the Company closed the acquisition of 100% of all the issued and outstanding common shares of DS Distribution Inc. (“DankStop”). Pursuant to the terms of the Arrangement, the consideration was comprised of 612,087 post-consolidation shares of High Tide, having an aggregate value of $5,013.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management has gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management has finalized its purchase price allocation for the fair value of the working capital, property, plant and equipment, right of use asset, lease liability, intangible asset and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DankStop accounted for $380 in revenues and $117 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $6,473 in revenues and an decrease of $311 in net loss for the year ended October 31, 2021.

36

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Q.	Blessed CBD Acquisition (Prior year)

Total consideration	$
Cash	7,165
Common Shares	4,432
Working capital adjustment	1,086
12,683
Purchase price allocation
Cash	2,155
Trade and other receivables	472
Inventory	293
Property and equipment	19
Intangible asset - brand	4,220
Goodwill	8,889
Accounts payable and accrued liabilities	(1,530)
Deferred tax liability	(971)
Non-controlling interest	(864)
12,683

On October 19, 2021, the Company closed the acquisition of 80% of the issued and outstanding common shares of Enigmaa Ltd. (“Blessed CBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 607,064 post-consolidation shares of High Tide, having an aggregate value of $4,432; (ii) $7,165 in cash, and (iii) and working capital adjustment of $1,086.

In connection with the acquisition agreement, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in Blessed CBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $4,323 assuming a risk-free rate of 7.5% and an exercise date of October 19, 2022. For the year ended October 31, 2022, the Company recognized $1,414 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management has gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management has finalized its purchase price allocation for the fair value of the working capital, property, plant and equipment, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2022, Blessed CBD accounted for $296 in revenues and $130 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $10,083 in revenues and a decrease of $2,382 in net loss for the year ended October 31, 2021. The Company also incurred $360 in transaction costs, which have been expensed to finance and other costs during the period.

37

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

6.	Revenue from Contracts with Customers

For the year ended October 31	2022	2021	2022	2021	2022	2021	2022	2021
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	288,685	147,080	1,629	3,302	122	87	290,436	150,469
USA	56,680	25,845	2,643	3,889	-	-	59,323	29,734
International	7,093	920	-	-	-	-	7,093	920
Total revenue	352,458	173,845	4,272	7,191	122	87	356,852	181,123

Major products and services
Cannabis	288,291	132,788	-	-	-	-	288,291	132,788
Consumption accessories	40,902	26,798	4,248	7,139	-	-	45,150	33,937
Data analytics services	21,653	12,202	-	-	-	-	21,653	12,202
Other revenue	1,612	2,057	24	52	122	87	1,758	2,196
Total revenue	352,458	173,845	4,272	7,191	122	87	356,852	181,123

Timing of revenue recognition
Transferred at a point in time	352,458	173,845	4,272	7,191	122	87	356,852	181,123
Total revenue	352,458	173,845	4,272	7,191	122	87	356,852	181,123

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

38

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

7. Property and Equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2020	778	-	12,980	167	2,800	16,725
Additions	626	-	9,923	14	-	10,563
Additions from business combinations (Note 5)	1,857	-	5,516	5	-	7,378
Disposal	(146)	-	(1,061)	(170)	-	(1,377)
Impairment loss (i)	(4)	-	(129)	-	-	(133)
Foreign currency translation	(11)	-	(5)	-	-	(16)
Balance, October 31, 2021	3,100	-	27,224	16	2,800	33,140
Additions (ii)	541	34	7,163	21	-	7,759
Additions from business combinations (Note 5)	854	2,692	3,960	-	-	7,506
Foreign currency translation	19	189	4	-	-	212
Balance, October 31, 2022	4,514	2,915	38,351	37	2,800	48,617

Accumulated depreciation
Opening balance, November 1, 2020	252	-	3,218	158	12	3,640
Depreciation	1,044	-	4,192	9	44	5,289
Disposal	(89)	-	(291)	(158)	-	(538)
Foreign currency translation	(1)	-	(6)	-	-	(7)
Balance, October 31, 2021	1,206	-	7,113	9	56	8,384
Depreciation	925	486	7,117	5	217	8,750
Foreign currency translation	-	-	-	-	-	-
Balance, October 31, 2022	2,131	486	14,230	14	273	17,134

Balance, October 31, 2021	1,894	-	20,111	7	2,744	24,756
Balance, October 31, 2022	2,383	2,429	24,121	23	2,527	31,483

(i)	During the year-ended October 31, 2021, the Company identified two locations from the Meta acquisition that would not be operated due to market pressures and increased competition, which resulted in impairment of $133.
(ii)	During the year ended October 31, 2022, the Company had a balance of $178 (2021 - $2,170) in assets under construction, largely related to Cannabis retail locations not yet in operation.

39

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8. Intangible Assets and Goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2020	2,282	9,976	1,502	6,061	19,821
Additions	150	-	-	-	150
Additions from business combinations (Note 5)	7,217	37,406	19,552	73,812	137,987
Disposals	-	(1,230)	-	-	(1,230)
Impairment loss	-	(1,390)	-	-	(1,390)
Foreign currency translation	(186)	-	21	73	(92)
Balance, October 31, 2021	9,463	44,762	21,075	79,946	155,246

Additions and Reclasses	905	-	308	83	1,296
Additions from business combinations (Note 5)	338	20	10,047	43,967	54,372
Impairment loss	(89)	-	(1,365)	(45,077)	(46,532)
Foreign currency translation	42	-	2,508	4,500	7,050
Balance, October 31, 2022	10,659	44,782	32,573	83,419	171,433

Accumulated depreciation
Opening balance, November 1, 2020	606	1,188	-	-	1,794
Amortization	1,215	10,161	-	-	11,376
Disposals	-	(160)	-	-	(160)
Foreign currency translation	(45)	-	-	-	(44)
Balance, October 31, 2021	1,776	11,189	-	-	12,966
Amortization	2,412	10,672	-	-	13,084
Foreign currency translation	(106)	-	-	-	(106)
Balance, October 31, 2022	4,082	21,861	-	-	25,944

Balance, October 31, 2021	7,687	33,573	21,075	79,946	142,280
Balance, October 31, 2022	6,577	22,921	32,573	83,419	145,490

The carrying values of goodwill are tested for impairment annually. During the year the Company completed its annual impairment tests as of August 1, 2022, to allow more time required for management to prepare and review the test, which was previously tested at year end, and has included a summary of key inputs below for each CGU to which goodwill has been allocated.

For all impairment tests performed for the year ended October 31, 2022, the Company completed the testing using the FVLCD. The fair value calculation requires level 3 inputs such as forecasted future cashflows of the Company’s cash generating units (“CGU”) over a period of one year, growth rate percentages and terminal growth rates.

Goodwill

On August 1, 2022, the Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations (CGUs) or to ecommerce retail subsidiaries (CGUs), as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or ecommerce platforms.

Included in the CGU group for bricks and mortar are all retail locations in addition to the acquisitions of Bud Room, Boreal, Crossroads, Ontario Lottery Winner, Bud Heaven, Kensington and Choom. Total goodwill allocated to this group of CGUs for the year ended October 31, 2022 is $54,882 (August 1, 2022: $49,662, October 31, 2021: $35,684)

Included in the CGU group for ecommerce are all of the ecommerce subsidiaries including the addition of NuLeaf. With the reduction caused by the impairment, the goodwill remaining that is allocated to this group of CGUs for the year ended October 31, 2022 is $28,537 (August 1, 2022: $66,134, October 31, 2021: $44,262)

40

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Bricks and mortar retail

The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate range of 13% to 14% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2021 - $nil).

Ecommerce retail

The recoverable amount of the ecommerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5% to 6%. Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $45,077 (2021 - $nil). The most sensitive inputs to the fair value model are the revenue growth rate.

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $52,141: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $48,409.

Indefinite life intangible assets

Each CGU that has indefinite life intangible assets were also included in the annual impairment testing. The recoverable amount of each CGU was determined based on a FVLCD model.

Grasscity

Indefinite life intangible assets, with a carrying value of $1,701 at October 31, 2022, were allocated to the Grasscity CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the Grasscity CGU was determined based on FVLCD. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends Revenue for the years after the first year are forecasted at a growth rate range of 3% to 5%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Grasscity CGU, which did not result in an impairment (2021 - $nil).

Smoke Cartel

Indefinite life intangible assets, with a carrying value of $4,151 at October 31, 2022, were allocated to the Smoke Cartel CGU. The Company performed its annual impairment test at August 1, 2022, and the recoverable amount of the Smoke Cartel CGU was determined based on FVLCD.

41

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 3% to 5%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15.0% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the Smoke Cartel CGU, which did result in an impairment of $564 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $1,539: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $739.

FABCBD

Indefinite life intangible assets, with a carrying value of $8,909 at October 31, 2022, were allocated to the FABCBD CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the FABCBD CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5% to 7%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the FABCBD CGU, which did not result in an impairment (2021 - $nil).

Daily High Club (“DHC”)

Indefinite life intangible assets, with a carrying value of $2,929 at October 31, 2022, were allocated to the DHC CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the DHC CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5% to 8%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the DHC CGU, which did result in an impairment of $331 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $649: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $398.

DankStop

Indefinite life intangible assets, with a carrying value of $1,499 at October 31, 2022, were allocated to the DankStop CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the DankStop CGU was determined based on FVLCD.

42

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 3% to 5%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the DankStop CGU, which did result in an impairment of $470 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $556: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $491.

Blessed CBD

Indefinite life intangible assets, with a carrying value of $3,879 at October 31, 2022, were allocated to the Blessed CBD CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the Blessed CBD CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5% to 7%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Blessed CBD CGU, which did not result in an impairment (2021 - $nil).

Nuleaf

Indefinite life intangible assets, with a carrying value of $10,872 at October 31, 2022, were allocated to the Nuleaf CGU. The Company performed its annual impairment test at August 1, 2022 and the recoverable amount of the Nuleaf CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 6% to 7%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Nuleaf CGU, which did not result in an impairment.

Finite life intangible assets

For the year-ended October 31, 2022, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, over all retail locations (CGUs) to determine if impairment indicators existed at the reporting date. The Company identified four retail location CGUs as potentially impaired, where the financial performance was declining monthly due to market pressures and increased competition. The Company calculated the recoverable amount of the CGUs using the FVLCD model.

Retail locations

The model for each of the locations was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first 2 years, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the second year are forecasted at a growth rate of 2%; Cash

43

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate range of 13.5% to 14.5% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the four retail CGUs, which did not result in an impairment.

9.	Prepaid expenses and deposits

	October 31, 2022	October 31, 2021
	$	$
Deposits on cannabis retail outlets	1,417	996
Prepaid insurance and other	5,160	3,352
Prepayment on inventory	3,578	4,252
Total	10,155	8,600
Less current portion	(7,167)	(6,919)
Long-term	2,988	1,681

10. Inventory

As at	October 31, 2022	October 31, 2021
	$	$
Finished goods	23,393	17,569
Work-in-process	56	-
Raw-materials	493	-
Provision for obsolescence	(527)	(527)
Total	23,415	17,042

44

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

11. Notes receivable

As at	October 31, 2022	October 31, 2021
	$	$
Term loan (i)	-	233
Loans receivable (ii)	-	1,242
Halo - Note receivable (iii)	-	1,522
Total	-	2,997
Less current portion	-	(277)
Long-term	-	2,720

(i)

Term loan was due from franchisees “Kensington” and relates to acquisitions of the sub-lease location from the Company and initial inventory. The term loan is secured by promissory notes, which bear interest of 6.95% per annum and requires blended payments of principal and interest between $6 and $8 monthly. On June 4, 2022, the Company acquired the franchise “Kensington acquisition” and the balance of the loan receivable formed part of the purchase consideration.

(ii)

As part of the acquisition of META, the Company acquired a loan receivable of $1,064 that was advanced to one of the winners of the Ontario cannabis lottery for new cannabis retail locations in Guelph, Scarborough and Toronto to fund the build out and start-up operations of the retail locations. Pursuant to the terms of the agreement, the loan has an interest rate of 3% per annum. The principal balance is due and payable on the fifth anniversary date of the loan. On May 10, 2022, and August 2, 2022, the Company acquired the retail stores of the Ontario Winner Lottery and as part of the purchase consideration, the loan balances in the three locations were settled.

(iii)

As part of total consideration received for the sale of the KushBar assets, a promissory note receivable was issued to the Company in the amount of $1,800. The note had a two year term and bears an interest rate of 6% per annum payable monthly with a maturity date of July 23, 2023. The Company has the option to convert this note into common shares of Halo for $0.16 per share pre-consolidated. The note fails the SPPI due to the conversion feature of the promissory note, therefore this note was subsequently recognized at fair value through profit or loss. The note was recorded at its fair value of $1,522 using a discount rate of 15% at October 31, 2021. On July 15, 2022, High Tide took control of the shares of Halo Kushbar Retail Inc., which owns three operating cannabis retail stores in Alberta.  The consideration received was a settlement of this convertible promissory note which was revalued to a principal amount of $800 (the “Note”) and $656 was recorded as a loss on revaluation.

12.	Trade and other receivables

As at	October 31, 2022	October 31, 2021
	$	$
Trade accounts receivable	7,916	6,494
Sales tax receivable	284	681
Total	8,200	7,175

45

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

13. Derivative Liability

As at	October 31, 2022	October 31, 2021
	$	$
Windsor derivative liability (i)	-	1,693
FABCBD Put Option derivative liability (iii)	763	2,638
Blessed Put Option derivative liability (iv)	2,899	4,313
NuLeaf Put Option derivative liability (v)	2,674	-
Smoke Cartel contingent consideration (ii)	-	3,028
Total	6,336	11,673
Less current portion	(6,336)	(9,980)
Long-term obligation	-	(1,693)

(i)	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. In connection with the loan agreement, the Company also issued common share purchase warrants, that hold a cashless exercise feature, such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire fifteen shares at an exercise price of $3.83 per share for two years from the date of issuance. As share purchase warrants are exercised by Windsor, the Company revalues the remaining fair value of the derivative liability associated, through the Black-Scholes model. During the year ended October 31, 2022, Windsor exercised all of the remaining outstanding warrants, and the Company recorded a loss on the exercise of warrants of $533.
(ii)	On March 24, 2021, the Company acquired all of the outstanding common shares of Smoke Cartel where the consideration was comprised of cash, common shares, and a contingent consideration that was dependent on certain revenue targets being achieved by December 31, 2021, with the total amount payable being finalized in the fourth quarter of 2021. The Company revalued the derivative liability during the year ended October 31, 2022, based on the Company’s current stock price and recorded a gain of $2,088 in the consolidated statements of net loss and comprehensive loss. During the year, the Company settled the contingent consideration obligation by issuing 500,000 shares valued at $940.
(iii)	On May 10, 2021 the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. On October 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $1,874 on the Consolidated statements of net loss and comprehensive loss with a closing balance of $763 (2021: $2,638). On September 20, 2022, the Company received a notice to exercise the put option related to FABCBD, as at year end, the Company is in the process of finalizing the settlement of the put option.
(iv)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. On October 31, 2022, the Company revalued the fair value of the put options and recognized an unrealized gain of $1,415 (2021: $8) on the consolidated statements of loss and comprehensive loss with a closing balance of $2,899 (2021: $4,314).
(v)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. On October 31, 2022, the Company revalued the fair value of the put option and recognized an unrealized gain of $5,652, on the consolidated statements of net loss and comprehensive loss with a closing balance of $2,674.

46

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

14.	Accounts Payable and Accrued Liabilities

As at	October 31, 2022	October 31, 2021
	$	$
Accounts Payable	7,670	8,739
Accrued liabilities	7,021	7,256
Deferred Revenue	641	185
Income tax payable	3,212	1,815
Sales Tax Payable	8,343	537
Total	26,887	18,532

15.	Notes Payable

As at	October 31, 2022	October 31, 2021
	$	$
Dreamweavers (i)	57	78
Term loans (ii)	-	1,600
Government loan (iii)(iv)	188	126
Notes payable (v)	12,012	11,650
Long-term contract liability (vi)(vii)(viii)	-	39
Total	12,257	13,493
Less current portion	-	(1,600)
Long-term	12,257	11,893

(i)	On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During the year ended October 31, 2022, the Company incurred accretion of $40 (2021 - $40).
(ii)	On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a licensed retail cannabis store. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan had a twelve-month term and an interest rate of 5.5% per annum payable monthly with a maturity date of June 30, 2020. On July 16, 2020, the Company extended the loan through Windsor Private Capital (“Windsor”), a Toronto-based merchant bank. The extended loan has a seventeen month term and bears an interest rate of 10% per annum payable monthly with a maturity date of December 30, 2021. The Company also incurred $43 in transaction costs, which will be expensed over the term of the loan using the effective interest rate. On October 7, 2022, the Company paid the outstanding balance of $1,600 of the loan.
(iii)	During the second quarter of 2021, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. The note payable was recorded at its fair value of $69 by discounting it over six months at a market interest rate of 22%. During the year ended October 31, 2022, the Company incurred accretion of $22 (2021 - $22).
(iv)	On August 12, 2021, the Company acquired all of the issued and outstanding shares of DankStop which included a loan from the U.S. Small Business Administration under the Secured Disaster Loans for Covid-19 relief. The loan bears an interest rate of 3.75% per annum and has a maturity date of May 21, 2050. During the year ended October 31, 2022, the Company incurred accretion of $12 (2021 - $3).
(v)	On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another Amended Loan Agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt

47

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the year ended October 31, 2021. The carrying value of the loan balance as at October 31, 2022 amounts to $12,012. During the year ended October 31, 2022, the Company incurred accretion of $364 (2021 - $325).
(vi)	On March 18, 2022, the Company entered into a $2,500 term loan agreement with a private lender. The loan carries an interest rate of 15% per annum payable with a maturity date of July 31, 2022. During the year ended October 31, 2022, the Company incurred interest in the amount of $150 in relation to the outstanding notes payable. On August 1, 2022, the Company paid the principal balance of the loan.
(vii)	On April 28, 2022, the Company entered into a $2,000 term loan agreement with a private lender. The loan carries an interest rate of 12% per annum payable with a maturity date of July 28, 2022. A placement fee of $40 was deducted by the lender upon initial advance of funds which was expensed under financing cost during the year ended October 31, 2022. As well, during the year ended October 31, 2022, the Company incurred interest in the amount of $62 in relation to the outstanding notes payable. On September 1, 2022, the Company paid the principal balance of the loan.
(viii)	On June 21, 2022, the Company entered into a $5,000 term loan agreement with a private lender. The loan carries an interest rate of 10% per annum payable with a maturity date of June 21, 2023. Per the agreement, if the Company fails to secure funding from a financial institution by October 31, 2022, or an alternative source for minimum gross proceeds of $15,000,000; and if such failure continues unremedied for a period of 15 days, then the Company would be in default and the notes would be payable on demand. During the year ended October 31, 2022, the Company incurred interest in the amount of $193 in relation to the outstanding notes payable. On October 7, 2022 the Company paid the principal balance of the loan.

48

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

16.	Interest bearing loans and borrowings

As at	October 31, 2022	October 31, 2021
	$	$
ATB loan (i)	-	4,000
ConnectFirst loan (ii)	16,393	-
Total	16,393	4,000

(i)	On October 18, 2021, the Company entered into a revolving credit facility with ATB Financial (the “Lender”) in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion. The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt-to-EBITDA ratio. The Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, the interest coverage ratio, and the restriction on the ability to make investments without obtaining a letter of consent. As at October 31, 2021, the Company had drawn $4,000 on the revolving credit facility. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021 to October 31, 2022. The waived covenants included adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender. Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 was paid by April 1, 2022, and the remaining $3,000 was paid back by July 7, 2022.
(ii)	On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made this Credit Facilty shall be repaid in monthly blended payments of principal and interest of $240. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022.

Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $137. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022.

Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.

       Covenants attached to the loan:

As of October 31, 2022, the Company has met all the covenants attached to the loan.

49

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures

As at	October 31, 2022	October 31, 2021
	$	$
Convertible debentures, beginning of period	8,163	25,822
Debt assumed	-	18,951
Loss on extingusihment and modifications	354	683
Cash advances from debt	-	980
Conversion of debenture into equity	108	(35,172)
Transfer of conversion component to equity	-	(946)
Repayment of debt	(2,794)	(4,906)
Accretion on convertible debentures	1,635	2,751
Total	7,466	8,163
Less current portion	(2,696)	(946)
Long-term	4,770	7,217

(i)	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 pre-consolidation ($11.25 post-consolidation) per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The Company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount “). The Structured Payments, which start in November 2021, will be credited toward the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares“) at a conversion price of $0.425 pre-consolidation ($6.375 post-consolidation) per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the original debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity. For the year ended October 31, 2020 the Company recognized $3,808 as a gain on extinguishment of debenture. During the year ended October 31, 2021, the Company made repayments on principal of $430. During the year ended October 31, 2022, the Company made repayments of $1,340 and recognized a loss of $222 in the statement of loss and comprehensive loss. As of  October 31, 2022, the Convertible debenture balance is $7,466 (2021: $8,163).

On December 10, 2020, at the end of maturity on the original unsecured convertible debt issued on November 18, 2020, the Company entered into a debt restructuring agreement of $1,250 of the Company’s outstanding debt under an 8.5% senior unsecured convertible debenture issued in December 2018. Under the restructuring agreement, the existing debt was extinguished and replaced with the new debt. As part of the new debt agreement, the parties have also (i) extended the original maturity date of the debenture to December 31, 2022, (ii) amended the conversion price such that the deferred amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per pre-consolidation ($3.30 post-consolidation) HITI Share. Management calculated the fair value of the liability component as $1,062 using a discount rate of 15%, with the residual amount of $188 net of deferred tax of $42 being allocated to equity. During the year ended October 31, 2021, the debt was fully converted into shares of the Company.

50

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

(ii)   On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The Company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 pre-consolidation ($7.20 post-consolidation) prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares. Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company reclassed $515 from warrants to conversion option within equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants. On December 4, 2019, the Company repaid $1,500 and on April 1, 2020, the Company repaid $367 towards the principal of the convertible debt.

On April 10, 2021, at the end of maturity on the original unsecured convertible debenture, the Company repaid $3,533, with the remaining $2,000 of debt being extinguished. On April 18, 2021, the Company entered into a new debt agreement for $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and matured two years from the closing. The new debenture bears an interest rate of 7% per annum, payable annually. Management calculated the fair value of the liability component as $1,750 using a discount rate of 15%, with the residual amount of $250 being allocated to equity. The Company also recognized $87 as a loss on extinguishment of debenture. During the year ended October 31, 2021 this debenture was fully converted into common shares of the Company.

(iii)

On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 pre-consolidation ($5.76 post-consolidation) prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares. Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity. On June 15, 2020, the Company issued an aggregate of 1,871,343 pre-consolidation common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

On December 10, 2020, nearing the maturity date of the original debenture, the Company extinguished the existing debt and entered into a new debt  agreement of $1,000 under an 10% senior unsecured convertible debenture issued in June 2019. As part of the new Debt, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2022, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per pre-consolidation ($3.30 post-consolidation) HITI Share. Upon extinguishment of the debenture $63 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $850 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $150 net of deferred tax of $35 being allocated to equity. The Company also recognized $87 as a loss on extinguishment of debenture. During the year ended October 31, 2021 this debenture was fully converted into common shares of the Company.

(iv)

On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per pre-consolidation ($3.78 post-consolidation) share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an

51

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

exercise price of $0.50 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 pre-consolidation (52,288 post-consolidation) Shares. Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $189 net of deferred tax of $43 and the residual of $104 net of deferred tax of $24 being allocated to warrants, recorded in equity. During the year ended October 31, 2021 the debenture was fully converted into common shares of the Company.

(v)

On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,554 as of December 14, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per pre-consolidation share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 pre-consolidation Shares. The Company also recognized a $505 unrealized gain on the fair value of the instrument.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $175 net of deferred tax of $40 being allocated to warrants, recorded in equity. During the year ended October 31, 2021 the debenture was fully converted into common shares of the Company.

(vi)

On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company received immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per pre-consolidation ($2.55 post-consolidation) share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated using the Black-Scholes model to value warrants at $364 which was recorded as a derivative liability, the host debt component for $4,309, and the embedded derivative for $327. The warrants were initially valued at $364 using the Black-Scholes model. Subsequent changes in fair value of the equity conversion option are recognized through profit and loss (i.e., FVTPL). The equity conversion option was classified as an embedded derivative liability as it can be settled through the issuance of a variable number of shares, cash, or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model.

On December 8, 2020, the Company entered into a debt restructuring agreement of $5,000 of the Company’s outstanding debt. In conjunction with the restructuring, the Company withdrew an additional $1,000 on the credit facility. As part of the Debt Restructuring, the parties also (i) extended the maturity date of the amended debenture to December 31, 2021, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.17 per pre-consolidation ($2.55 post-consolidation) HITI Share (iii) amended the interest rate from 11.50% per annum to 10% per annum. At December 8, 2020, the warrants were revalued at $389 using the Black-Scholes model and the following assumptions were used: stock price of $0.165 pre-consolidation; expected life of 1.0 years; $nil dividends; expected volatility of 35%; exercise price of $0.255; and a risk-free interest rate of 0.52% and $199 fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.165 pre-consolidation; expected life of 1.0 year; $nil dividends;

52

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

expected volatility of 35%; exercise price of $0.17; and risk-free interest rate of 0.52%. Revaluation of derivative liability resulted in recognizing a gain of $176. Upon extinguishment of the debenture $199 in embedded derivative liability was moved to convertible debenture – equity. Management calculated the fair value of the liability component as $5,577 using a discount rate of 18%. As a result of the debt restructuring, the Company recognized a $199 debt restructuring loss in the statement of net loss and comprehensive loss for the year ended October 31, 2021. Subsequent to the restructuring, the debenture holders exercised the conversion option for the entire debt balance resulting in the issuance of 2,345,097 post-consolidation shares. As part, of the restructuring 23,529,412 warrants were cancelled. During the year ended October 31, 2021 the debenture has been fully converted into common shares of the Company.

(vii)

In connection with the Company’s acquisition of META on November 18, 2020, the holders of the Convertible Debentures consented to amend the conversion price of the Listed Debentures such that, following the acquisition of META, the conversion price is $0.22 per pre-consolidation (3.30 post-consolidation) High Tide Share. The holders also agreed to extend the maturity date of the Listed Debentures to November 30, 2022. Following the acquisition of META, the Convertible Debentures remained debt obligations of META but became convertible into High Tide Shares. Management calculated the fair value of the liability component as $18,809 using a discount rate of 15%, the conversion option at relative fair value of $9,008 recorded in equity. Subsequent to the restructuring, the debenture holder exercised the conversion option to convert all of the debt resulting in the issuance of 6,409,090 post-consolidation shares. During the year ended October 31, 2021, the debenture has been fully converted into common shares of the Company.

,

53

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

18.	Finance and other costs

Finance and other costs are comprised of the following:

	2022	2021
	$	$
Accretion on convertible debt	1,635	2,751
Interest on convertible debt	—	1,284
Accretion on notes payable	512	1,180
Interest on notes payable	1,901	746
Accretion of lease liability	2,384	2,189
Transaction costs	3,947	4,892
Total	10,379	13,042

19.	Loss on Financial Liability

	2022	2021
	$	$
Loss on Halo notes receivables	656	—
Gain/Loss on Financial Liability	(238)	(161)
Total	418	(161)

54

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

20. Taxes

Income tax expense varies from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income or loss before income taxes. These differences result from the following:

As at	2022	2021
	$	$
Accounting Loss before income taxes	(73,763)	(35,767)
Canadian Statutory tax rate	23%	23%
Expected income tax recovery based on statutory rates	(16,966)	(8,226)

Increase (decrease) in taxes resulting from:
Non-deductible items	(979)	1,046
Tax on dispositions		813
Change in tax rates and subsidiary rate differential	(2,531)	82
Revaluation of tax estimates	(3,798)	1,344
Goodwill Impairment	12,134	-
Change in unrecognized deferred tax assets	7,796	3,875
Other items	1,429	336
Tax expense (recovery)	(2,915)	(730)

The following items constitute the components of the deferred tax:

For the year ended October 31, 2022	Deferred income tax asset (liability) beginning of year	Acquired business combination	Recognized in earnings	OCI	Deferred income tax asset (liability) end of year
	$	$	$		$
Capital assets	(12,277)	(2,424)	4,468	(774)	(11,007)
Right-of-use assets/liabilities	451	-	365	7	824
Other	3,100	347	(1,041)	-	2,405
Non-capital loss carry-forwards	19,044	88	7,173	-	26,305
Tax benefits not recognized	(18,895)	(1,440)	(7,796)	-	(28,131)
Total	(8,577)	(3,429)	3,170	(767)	(9,603)

Non-capital loss carry-forwards	-	-	-	-	-
Provision for obsolescence	(8,577)	(3,429)	3,170	(767)	(9,603)
Total	(8,577)	(3,429)	3,170	(767)	(9,603)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at October 31, 2022, the Company had approximately $104,425 of non-capital income tax losses carried forward, which will begin to expire starting in 2036. The Company also had approximately $2,900 of capital losses carried forward, which do not expire. Deferred tax assets have not been recognized in respect of those losses for which there currently is no expectation of future loss utilization as they may not be used to offset taxable profits in the near future, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the consolidated financials were able to recognize all such unrecognized deferred tax assets, the profit after tax would increase in concurrence with the income tax recoverable in the future periods.

55

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

21.	Share Capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2021	240,090,196	32,552
Acquisition - Meta Growth (Note 5)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 5)	9,540,754	8,396
Acquisition - FAB Nutrition (Note 5)	6,151,915	3,439
Escrow share based compensation (Note 5)	9,002,194	5,804
Issued to pay fees via shares	1,480,099	467
Issued to pay interest via shares	8,077,940	1,458
Shares issued through equity financing	47,916,665	18,293
Exercise convertible debt	146,960,503	40,532
Share issuance costs	-	(3,205)
Exercise options	2,498,160	817
Exercise warrants	22,208,027	10,677
Vested restricted share units	844,655	154
Balance, May 13, 2021 - pre-consolidation	690,834,718	154,674
Balance, May 13, 2021 - post-consolidation	46,055,653	154,674
Acquisition - Daily High Club (Note 5)	839,820	7,767
Acquisition - 102 Saskatchewan (Note 5)	254,518	2,018
Acquisiton - DankStop (Note 5)	612,087	5,013
Acqusition - Blessed CBD (Note 5)	607,064	4,432
Escrow share based compensation (Note 5)	529,487	3,866
Shares issued through equity financing	2,415,000	20,273
Exercise convertible debt	1,596,434	4,954
Share issuance costs	-	(2,390)
Exercise options	158,824	717
Exercise warrants	1,291,141	7,580
Balance, October 31, 2021	54,360,028	208,904
Acquisition - FABCBD	-	313
Acquisition - NuLeaf (Note 5)	4,429,809	35,527
Issuance of shares through ATM (i)	1,758,167	8,807
Share issuance costs	-	(974)
Exercise options (Note 20)	70,500	526
Exercise warrants	530,423	4,352
Vested restricted share units (Note 19)	82,976	247
Acquisition - Budroom (Note 5)	674,650	3,738
Acquisition - Boreal Cannabis (Note 5)	443,301	2,203
Acquisition - Crossroads Cannabis (Note 5)	516,735	2,189
Acquisition - Choom (Note 5)	2,147,023	3,940
Issued to pay fees via shares	15,122	100
Shares issued through equity financing (ii)	4,956,960	6,768
Acquisition - Budheaven (Note 5)	564,092	1,986
Daily High Club Escrow cancellation	(28,553)	(53)
Smoke Cartel Earnout (iii)	500,000	940
Balance, October 31, 2022	71,021,233	279,513
(i)	On December 6, 2021 the Company announced that it established an at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $40,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. During the year ended October 31, 2022, a total of $8,807 has been raised through the program.

56

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

(ii)	On July 22, 2022, the Company issued, on a bought-deal basis, 4,956,960 units at a price of $2.32 per unit. The Company closed the offering for total gross proceeds of $11,500. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $2.73 for a period of 60 months from the closing date of the offering. The shares were attributed a relative fair value of $6,768 and warrants were attributed a relative fair value of $4,732 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $2.05; exercise price of options of $2.73; expected life of 5 years; 97% volatility; and a risk-free interest rate of 2.9%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the president’s list in cash because of conducting the bought deal financing. Refer to note 23.
(iii)	As part of the acquisition of a subsidiary (Smoke Cartel) in 2021, the Company agreed to pay $1,319 if a certain revenue target is achieved. The contingent consideration was calculated using Monte Carlo simulation due to the uncertain nature of the future potential revenue of the Company. During the year ended October 31, 2022, the Company settled the contingent consideration to the previous shareholders of Smoke Cartel through the issuance of 500,000 common shares of the Company valued at $940. The Company recorded $2,211 as a gain on settlement.
(iv)	During the year ended October 31, 2022, the Company incurred a total of $974 of share issuance costs, which related to the shares issued through equity financing and shares issued through ATM throughout the year. These costs incurred a deferred tax asset of $487, which has been offset against the Company’s prior year tax loss carry-forwards.

57

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

22.	Share – Based Compensation
A.	Stock Option Plan:

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.

The options were attributed a relative fair value of $6,768 and warrants were attributed a relative fair value of $4,732 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $8.02; exercise price of options of $8.05; expected life of 2 years; 85% volatility; dividend yield of 0; and a risk-free interest rate of 2.6%.

The maximum number of common shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.

The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.

The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	October 31, 2022		October 31, 2021
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of year	1,906,129	6.51	620,666	7.50
Granted (i)	554,122	4.99	2,058,885	6.12
Forfeited or expired	(154,669)	5.25	(448,051)	9.51
Exercised	(55,500)	5.93	(325,371)	3.73
Balance, end of year	2,250,082	6.16	1,906,129	6.51
Exercisable, end of year	1,349,450	6.19	596,666	7.55

For the year ended October 31, 2022, the Company recorded share-based compensation related to options of $2,882 (2021 - $3,282).

(i)	During the year ended October 31, 2022 the Company granted a total of 554,122 (2021 – 2,058,885) stock options to directors, officers, employees and consultants of the Company and its subsidiaries.
(ii)	Number of stock options and share award disclosures have been retrospectively restated for all periods to reflect the Share Consolidation effected on May 13, 2021 (Note 2(A)).
B.	Restricted Share Units (“RSUs”) plan

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 943,579 RSUs pre-consolidation outstanding on the date of closing based on the exchange ratio of 0.824 agreed upon in the arrangement agreement. The RSUs are equity-settled and each RSU can be settled for one common share for no consideration. Theses RSUs were accounted for through the purchase price allocation of Meta, where a fair value of $154 was assigned.

On March 12, 2021, the Company granted 66,667 post-consolidation RSUs to directors of the Company that were valued at $780. These RSUs were recorded in contributed surplus using the share price at the date of issuance.

58

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

On July 29, 2021, the Company granted 35,000 RSUs to consultants of the Company that  were valued at $287. These RSUs were recorded in contributed surplus using the share price at the date of issuance.

During the year ended October 31, 2022, the Company granted 65,476 RSUs to directors of the Company that were valued at $130. These RSUs were recorded in contributed surplus using the share price at the date of issuance.

For the year ended October 31, 2022, the Company recorded share-based compensation related to RSUs of $532 (2021 –128). The number of RSUs outstanding at October 31, 2022 amounts to 132,143.

C.	Escrow Shares

On May 10, 2021, in connection with the FABCBD acquisition, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the respective shareholders. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

On October 19, 2021, in the connection with the Blessed CBD acquisition, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

For the year ended October 31, 2022, the Company recorded share-based compensation related to the Escrow Shares of $4,666 (2021 - $1,469).

59

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

23.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2020	131,064,114	5,796	266	0.4159	2.07
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Revaluation of derivative liability on convertible debentures	—	—	11,697	-	-	December 31, 2022
Warrants issued - equity financing	27,878,919	6,210	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	-	12.2500	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	-	-	-
Warrants exercised	(54,268,198)	(2,110)	(10,270)	-	-
Balance October 31, 2021	111,242,184	10,724	1,693	2.5995	2.01
Revaluation of derivative liability	-	-	220	-	-
Warrants cancelled or expired	(17,248,015)	(274)	-	-	-
Warrants exercised	(7,956,345)	(6)	(1,913)	-	-
Issued warrants - Promissory note (i)	700,000	321	-	4.9800	0.33	June 21, 2023
Issued warrants - Bought deal (ii)	4,956,960	4,732	-	2.7300	0.05	July 22, 2027
Balance October 31, 2022	91,694,784	15,497	-	2.5774	2.39

As at October 31, 2022, 86,037,824 (2021: 111,242,184) warrants were exercisable on a basis of 15 warrants for 1 common share.

(i)	The Company issued 300,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.38 per warrant. The warrants were valued at $64 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.
(ii)	The Company issued 3,500,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $204 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.
(iii)	The Company issued 1,000,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $111 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.
(iv)	The Company measured the derivative liability to be $1,693 and recognized $6,410 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the year ended October 31, 2021.
(v)	On June 23, 2022, as part of the debenture issued to a private lender, the Company also, issued 700,000 warrants which have been fair valued at $321 using the Black-Scholes models. The following assumptions were used: stock price of $2.43, expected life of one year, $nil dividends, volatility 100%, risk-free interest rate of 3.31%, and exercise price of $4.98. The warrants would expire by June 21, 2023.
(vi)	The Company issued 4,956,960 warrants which have been fair valued at $4,732 using the Black-Scholes. Refer to note 21 for the assumptions used. All warrants issued during the year ended October 31, 2022 are exercisable on one by one basis.

60

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

24.	Loss Per Share

	2022	2021
	$	$
Net loss for the period	(70,848)	(35,037)
Non-controlling interest portion of net loss	908	(680)
Net loss for the period attributable to owners of the Company	(71,756)	(35,717)
	#	#
Weighted average number of common shares - basic	62,775,446	42,431,689
Basic & Dilutive loss per share	(1.14)	(0.84)

25. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(i)	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities;
(ii)	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company assessed that the fair values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

(i)	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
(ii)	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.
(iii)	Derivative warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative warrant liabilities are measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
(iv)	Derivative liabilities associated with the put options included in the acquisitions of Nuleaf, FABCBD and Blessed have been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for both

61

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Nuleaf and FABCBD and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for all the put obligations. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).
(v)	The contingent consideration related to the Smoke Cartel business combination is designated as FVTPL and is measured using level 3 inputs. The fair value of the contingent consideration is measured at each reporting period. The fair value calculation requires inputs such as the forecasted future cash flows of Smoke Cartel. During the fourth quarter of 2021, the Company finalized the revenue targets related to the contingent consideration and measured the fair value based on the finalized revenue targets, recognizing the change in fair value through the statement of loss and comprehensive loss. During the year 2022, the Company settled the contingent consideration obligation by issuing 500,000 shares valued at $940.
(vi)	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs on the consolidated statement of loss and comprehensive loss.
(vii)	The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss. On July 15, 2022, the Company took control of the shares of Halo Kushbar Retail Inc (“Halo Kushbar”), which owns three operating cannabis retail stores in Alberta. The consideration received was the settlement of a convertible promissory note that was revalued to a principal amount of $800 million (the “Note”).

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable and loans receivable. The credit risk relating to cash and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2022	October 31, 2021
	$	$
Current (for less than 30 days)	5,435	3,794
31 – 60 days	420	533
61 – 90 days	568	333
Greater than 90 days	2,148	1,978
Less allowance	(655)	(144)
	7,916	6,494

For the year ended October 31, 2022, $142 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2021 – $144). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2022, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

62

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Interest bearing loans and borrowings	4,000	4,000	-	-	-
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	95,062	47,512	14,544	25,354	7,652
October 31, 2022
Accounts payable and accrued liabilities	26,887	26,887	-	-	-
Notes payable	12,257	-	-	12,257	-
Interest bearing loans and borrowings	16,393	16,393	-	-	-
Derivative liability	6,336	6,336	-	-	-
Convertible debentures	7,466	2,696	4,770	-	-
Undiscounted lease obligations	37,116	9,683	12,604	7,437	7,392
Total	106,455	61,995	17,374	19,694	7,392

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At October 31, 2022, approximately 58% of the Company’s borrowings are at a fixed rate of interest (2021: 84%)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2022 was as follows:

(Canadian dollar equivalent amounts of GBP, Euro and USD balances)	October 31, 2022	October 31, 2022	October 31, 2022	October 31, 2022	October 31,
	(GBP)	(Euro)	(USD)	Total	2021
	$	$	$	$	$
Cash	1,153	397	2,841	4,391	4,032
Accounts receivable	292	536	926	1,754	889
Accounts payable and accrued liabilities	(163)	(1,805)	(9,574)	(11,542)	(4,406)
Net monetary assets	1,282	(872)	(5,807)	(5,397)	515

63

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $34 (October 31, 2021 - $21). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $38 (October 31, 2021 - $29), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $42 (October 31, 2021 - $37). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

64

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

26.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and startup operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year ended October 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	352,458	173,845	4,272	7,191	122	87	356,852	181,123
Gross profit	99,454	61,896	1,379	2,000	119	87	100,952	63,983
(Loss) income from operations	(47,010)	(3,018)	(1,663)	(1,153)	(23,637)	(14,503)	(72,310)	(18,674)

Total assets	241,394	223,296	11,949	7,807	21,400	15,112	274,743	246,215
Total liabilities	71,780	59,272	3,054	2,166	37,876	32,773	112,710	94,211

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	290,437	150,469	59,870	19,947	6,545	10,707	356,852	181,123
Gross profit	66,997	49,806	29,724	9,288	4,231	4,889	100,952	63,983
(Loss) income from operations	(28,833)	(20,512)	(46,527)	439	3,050	1,399	(72,310)	(18,674)

Total assets	183,640	164,154	77,247	58,811	13,856	23,250	274,743	246,215
Total liabilities	85,925	81,722	24,897	8,475	1,888	4,014	112,710	94,211

65

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

27.	Related Party Transactions

As at October 31, 2022, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the former Chief Technology Officer of the Company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

Financing transactions

On July 22, 2022, the Company issued, on a bought deal basis post-consolidation, 4,956,960 units  of the Company at a price of $2.32 per unit post-consolidation. The corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 130,800 units post-consolidation.

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:

(i)	12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

(ii)	The CEO no longer being an officer of High Tide Inc.

The parties agree that this Personal Guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 as follows:

	2022	2021
	$	$
Short-term compensation	2,408	1,472
Share-based compensation	1,479	497
Total	3,887	1,969

66

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

28.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at October 31, 2021	27,985
Net additions	10,974
Depreciation expense for the period	(8,440)
Balance at October 31, 2022	30,519

Lease Liabilities
$
Balance at October 31, 2021	29,773
Net additions	11,442
Cash outflows in the year	(9,831)
Interest expense for the year ended	2,384
Balance at October 31, 2022	33,768
Current	(7,629)
Non-current	26,139

As at October 31, 2022, $202 (2021: $506) is due to the Company in respect of sublease arrangements. For the year ended October 31, 2022, $273 (2021: $439) was received in respect of sublease arrangements, which was recognized as other revenue. During the year ended October 31, 2022, the Company also paid $3,420 (2021: $2,906) in variable operating costs associated to the leases which are expensed under general and administrative expenses.

During the year ended October 31, 2022, the Company identified six locations that were never opened due to market pressures and increased competition, resulting in impairment of $982 (2021: $1,210) in right of use assets.

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High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

29.	Capital Management

The Company’s objectives when managing capital resources are to:

(i)	Explore profitable growth opportunities;
(ii)	Deploy capital to provide an appropriate return on investment for shareholders;
(iii)	Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)	Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

30.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

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High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

31.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2022	2021
	$	$
Total current assets	12,471	6,137
Total non-current assets	85,035	38,577
Total current liabilities	(16,175)	(6,731)
Total non-current liabilities	(3,366)	(456)
Revenues for the period ended	45,184	17,869
Net income for the period ended	3,971	1,930

The net change in non-controlling interests is as follows:

As at	October 31, 2022	October 31, 2021
	$	$
Balance, beginning of year	4,795	1,552
Share of (gain) loss for the period - Saturninus Partners	(110)	346
Share of (gain) for the period - Meta	(136)	235
Share of loss for the period - FABCBD	500	78
Share of loss for the period - Blessed	305	21
Share of loss for the period - NuLeaf	563	-
Purchase of Meta	-	1,821
Purchase of FABCBD	-	1,262
Purchase of Blessed	-	864
Purchase of NuLeaf	1,726	-
Distribution - Saturninus Partners	(749)	(500)
Distribution - FABCBD	(372)	-
Distribution - Blessed	(569)	-
Distribution - NuLeaf	(270)	-
Loss of control (Note 5)	-	(884)
	5,683	4,795

69

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2022 and 2021 (Stated – In thousands of Canadian dollars, except share and per share amounts)

32.	Subsequent events

(i)    On December 29, 2022, the Company completed its acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy's Cannabis Shop BC ("Jimmy's"), resulting in the company acquiring two retail cannabis stores currently operated by Jimmy's in British Columbia for $5,300 (the "Transaction"). The Transaction comprised of 2,595,533 common shares of High Tide valued at $5,300 on the basis of a deemed price of C$2.0365 per High Tide Share. The purchase price is subject to a post-closing working capital adjustment provision, to address any increase or decrease of working capital, inventory or cash estimated as of the closing date. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.

70